Exhibit 99.8

OFFICER’S CERTIFICATE

TO:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des Marchés Financiers

Registrar of Securities, Prince Edward Island

Office of the Administrator, New Brunswick

Securities Commission of Newfoundland and Labrador

Nova Scotia Securities Commission

RE:

Special meeting of the shareholders of Postmedia Network Canada Corp. (the “Corporation”) to be held on September 7, 2016 and the special meeting of noteholders of Postmedia Network Inc. (“PNI”) to be held on September 7, 2016 (collectively, the “Meetings”)

With reference to National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the undersigned, Gillian Aki, Vice President, Legal Affairs and Secretary of the Corporation and PNI, in such capacity and not in her personal capacity, certifies for and on behalf of the Corporation and PNI, that:

1.

in accordance with the requirements set out in section 2.20(a) of NI 54-101, arrangements have been made to have the proxy-related materials for the Meetings sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

2.

in accordance with the requirements set out in section 2.20(b) of NI 54-101, arrangements have been made to carry out all of the requirements of NI 54-101 in addition to those described in paragraph 1 above; and

3.	the Corporation is relying upon section 2.20 of NI 54-101 in connection with the Meetings.

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DATED as of the 5th day of August, 2016.

POSTMEDIA NETWORK CANADA CORP.

Per:	(signed) “Gillian Akai”
	Name:	Gillian Akai
	Title:	Vice President, Legal Affairs and Secretary

POSTMEDIA NETWORK INC.

Per:	(signed) “Gillian Akai”
	Name:	Gillian Akai
	Title:	Vice President, Legal Affairs and Secretary

Certificate of Abridgement